F. Mitchell Walker, Jr. PHONE: (615) 742-6275 FAX: (615) 742-2775 E-MAIL: mwalker@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

December 8, 2017

Via EDGAR and Federal Express

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	J. Alexander’s Holdings, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed November 17, 2017 File No. 001-37473

Dear Mr. Dobbie:

On behalf of J. Alexander’s Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 1, 2017, with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, as submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on November 17, 2017 (the “Revised Preliminary Proxy Statement”). The Staff’s comment is set forth below in bold, followed by the response. For ease of reference, the headings below correspond to the headings in your letter. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Revised Preliminary Proxy Statement.

The Company is concurrently providing to the Commission a revised version of the Revised Preliminary Proxy Statement, as filed on EDGAR on the date hereof (the “Second Revised Preliminary Proxy Statement”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of the Second Revised Preliminary Proxy Statement in paper format, marked to show changes from the Revised Preliminary Proxy Statement.

Proposal 3: Reclassification Charter Amendment

General, page 142

Comment 1. Because you are seeking shareholder approval to increase the number of authorized shares of capital stock to a number significantly higher than the number of shares required to complete the merger transaction, please revise this proposal into two separate proposals, separating the proposal to increase the number of authorized shares of capital stock and the proposal to authorize a new class of Class B common stock, or advise. Please also make corresponding revisions to the proxy card. Please refer to Exchange Act Rule 14a-4(a)(3).

Justin Dobbie

Securities and Exchange Commission

December 8, 2017

Response 1. In response to the Staff’s comment, the Company has amended the Revised Proxy Statement to separate Proposal 3 into Proposal 3a and Proposal 3b on pages 143 – 146 of the Second Revised Proxy Statement, respectively. The Company has also made conforming revisions throughout the proxy statement and proxy card.

* * *

Should you have any questions or comments regarding this letter, please contact the undersigned at (615) 742-6275.

Very truly yours,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

cc:	Mark A. Parkey (J. Alexander’s Holdings, Inc.) Lori B. Morgan (Bass, Berry & Sims PLC)